
March 24, 2023

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd
Suite 820
Northbrook, IL 60062

>   **Re: Banyan Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 17, 2023**
>   **File No. 001-41236**

Dear Keith Jaffee:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Mark D. Wood, Esq.